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Charles E. Ramey, Chairman and CEO
cramey@usdataworks.com



March 31, 2003



VIA EDGAR AND FEDERAL EXPRESS
-----------------------------



United States Securities and Exchange Commission
Attention: Ms. Lisa Beth Chessin
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      US Dataworks, Inc.
                           Registration Statement on Form S-3
                           File No. 333-88198

Dear Ms. Chessin:

         On behalf of US Dataworks, Inc. (the "Company"), and pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of its Registration Statement of Form S-3, together with all exhibits and amendments thereto, SEC File No. 333-88198, which was originally filed on May 14, 2002 and amended on February 12, 2003 (the "Registration Statement").

         In light of current market conditions, the Company has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

                                              Sincerely,



                                              US Dataworks, Inc.



                                              By: /S/ Charles E . Ramey
                                                  -------------------------
                                                      Charles E . Ramey
                                                      Chairman and CEO


               5301 Hollister Road, Suite 250, Houston, TX 77040
      (713) 934-3855 Ext 220      Fax (713) 934-8192        TIN 84-290152